510 Burrard St, 3rd Floor
Date: April 2, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER SILVER LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting (AMENDED)
Record Date for Notice of Meeting :	April 17, 2015
Record Date for Voting (if applicable) :	April 17, 2015
Beneficial Ownership Determination Date :	April 17, 2015
Meeting Date :	June 04, 2015
Meeting Location (if available) :	333 Seymour St Suite 800
Vancouver BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare
Agent for GREAT PANTHER SILVER LIMITED